Exhibit 99.1

Santech Holdings Limited Received Notification of Deficiency from Nasdaq Related to Not Timely Filing of Annual Report on Form 20-F

HONG KONG, November 25, 2024 /GLOBE NEWSWIRE/ -- Santech Holdings Limited (NASDAQ: STEC) (“Santech” or the “Company”) announced today that it received a notice of non-compliance from Nasdaq Stock Market LLC (“Nasdaq”) on November 21, 2024 stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended June 30, 2024, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of the Company’s American depositary shares on the Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until May 14, 2024, to regain compliance.

The Company is currently working with its advisers to prepare the Filing or to formulate the requisite plan to regain compliance and intends to submit such Filing or such plan to Nasdaq within the timeframe required under Nasdaq’s Rules.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: SantechPR@icrinc.com